SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ————— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 5, 2019

Confidential

Mr. Robert Telewicz, Accounting Branch Chief

Mr. Eric Mcphee, Staff Accountant

Ms. Sonia Barros, Assistant Director

Mr. Joshua Lobert, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:     FANGDD NETWORK GROUP LTD (CIK No. 0001750593)

           Response to the Staff’s Comments on the Draft Registration

           Statement on Form F-1 Confidentially Submitted on December 20, 2018

Dear Mr. Telewicz, Mr. Mcphee, Ms. Barros and Mr. Lobert:

On behalf of our client, FANGDD NETWORK GROUP LTD, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 13, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 20, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated February 13, 2019

General

1.

Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company respectfully advises the Staff that it is in the process of designing artworks that will be used in the prospectus. Once they are ready, the Company will provide these materials to the Staff prior to the inclusion of such materials in any preliminary prospectus distributed to prospective investors.

Summary

Our Marketplace, page 3

2.	Please expand your definition of “gross merchandise value” to state clearly how you calculate it.

The Company respectfully advises the Staff that “gross merchandise value” is calculated as the total value of all transactions the Company facilitates on its marketplaces, including the value of the primary property and secondary property sales transactions and the total rent of the rental property transactions. In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

3.	We note that your closed-loop GMV and commission-based GMV were the same in 2016 and 2017. Please advise us as to why these metrics were the same, and why both provide useful information to investors.

The Company respectfully advises the Staff that for the years ended December 31, 2016 and 2017, its closed-loop GMV only consisted of GMV from primary property transactions, which generated its entire commission-based GMV. Therefore, the Company’s closed-loop GMV and commission-based GMV were the same in 2016 and 2017. As the Company continues to expand its business, however, its closed-loop GMV in 2018 and thereafter also includes transactions that do not generate commission-based GMV. These transactions are secondary property transactions and rental transactions, which generate revenues from innovation initiatives and other value-added services. The Company also expects to continue to have additional closed-loop GMV that are not commission-based GMV but generate service revenues. Therefore, the Company believes that the presentation of closed-loop GMV and commission-based GMV as separate metrics provides useful information to investors for its business operations.

Risk Factors

“We may fail to compete effectively with existing and new industry players . . .,”, page 16

4.

Please revise your disclosure, where applicable, to provide an estimate of the number of competitors in your industry, and your competitive position, if known. To the extent any of your competitors are dominant in your top markets, please revise to describe in additional detail.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 17 of the Revised Draft Registration Statement.

Capitalization, page 57

5.	Please revise your capitalization table to reflect the total capitalization of the company rather than the total liabilities, mezzanine equity and deficit.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

6.

Please revise your discussion of net income to include discussion of your continuing loss from operations. Your disclosure should also include a discussion of government grants received during the period, the relevant terms of those grants, and whether such grants are expected to continue in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of the Revised Draft Registration Statement.

7.

Tell us how you considered the need to include obligations created by your sales commitment arrangements in your contractual obligations table on page 81. Reference is made to Item 303(a)(5) of Regulation S-K.

As described in Note 2(l) (F-16 to F-17), the amount of deposits paid by the Company are adjusted throughout the Exclusive Sales Period based on an agreed schedule such that 100% of the Base Transaction Price for the unsold properties, if any, is advanced to the real estate developers at the end of the Exclusive Sales Period. The agreed schedule under each of these Sales Commitment Arrangements specifies the various time intervals for making the adjustment within the Exclusive Sales Period and the upward adjustment on the deposits percentage required to cover the Base Transaction Price for unsold properties at that specific time interval.

As of December 31, 2017, the Company advanced the deposits to the developers based on number of unsold properties and the agreed schedule as of the balance sheet date.

The Company considers the obligation to advance additional deposits contingent since they are only required to be paid if and when there are any unsold properties of which the required amount of deposits at those specified future intervals after the balance sheet dates so calculated under the Sales Commitment Arrangement are higher than the deposits amounts already paid as of the balance sheet dates. Therefore the management has concluded that any future deposit payments due under these arrangements should not be included in the contractual obligation table on page 81. Management has expanded the disclosure in the footnote to describe the nature of the future obligations excluded and why they are excluded from the contractual obligation table. Disclosure in note 18(b) on the consolidated financial statements has also been expanded to add clarity about the contingency of the additional deposits required under the Sales Commitment Arrangement.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement.

8.	Please explain further why you believe closed-loop GMV per employee is a useful metric for investors.

The Company respectfully advises the Staff that as an agent-centric marketplace, it focuses on leveraging its platforms and technologies to assist real estate agents in conducting transactions. Instead of relying on a large employee base, the Company has invested heavily in its platforms and technologies to meet operating needs as its business grows. Therefore, closed-loop GMV per employee demonstrates the Company’s operational efficiency and is a useful metric for investors.

Extensive and Verified Online Property Database and Listings, page 102

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

9.

We note your disclosure on page 103 that “[y]our listings span more than 100 urban centers and satellite cities in China” and that you have “engag[ed] with the top 100 developers in China.” Please expand your discussion of the geographic location of your listings.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

Business

Marketplace Participants, page 105

10.

Please revise your disclosure here, and throughout your document, to clarify whether revenue has been generated from non-closed-loop agents. In that regard, we note that closed-loop GMV is equal to commission-based GMV, which seems to indicate that commissions have been generated solely from closed-loop transactions.

The Company respectfully advises the Staff that its revenue has been primarily generated from closed-loop agents to date. Revenues from non-closed-loop agents only contributed to a small portion of the value-added service revenue during the historical periods. Please also refer to the Company’s response to the Staff comment 3.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 103 and 106 of the Revised Draft Registration Statement.

Our Marketplace, page 105

11.	Please provide support for the following claims made in this section:

•	You have established business relationships with “most of the top 100 developers in China as of December 31, 2017;”

The Company respectfully advises the Staff that it has entered into cooperation agreements with more than half of the top 100 developers in China as ranked by China Index Academy. The Company has revised the disclosure on page 106 accordingly.

•	You typically receive “preferable terms from developers, including pricing, commission payment period and commission rate;”

The Company respectfully advises the Staff that the typical commission rates received by the Company from developers, before paying for the agents’ services, range from 2% to 3.5%, compared to the industry average of 1.6% to 1.7% for the past few years, according to Frost & Sullivan.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Revised Draft Registration Statement.

•	You “have obtained new property listings with favorable terms, including competitive property prices and exclusive selling rights.”

The Company respectfully advises the Staff that the agreements among the Company and real estate developers demonstrate that it frequently obtains exclusive selling rights from the developers. In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Revised Draft Registration Statement.

Mobile Applications and Websites, page 107

12.

We note your disclosure that “[i]in the first six months of 2018, [y]our websites and mobile applications attracted 14.7 million unique visitors.” Please tell us what consideration was given to separately disclosing the number of unique visitors who visit your website from those who use your mobile applications. If you do not believe separate disclosure would be meaningful or material, please tell us why. Additionally, to the extent possible, please revise your disclosure to discuss, where applicable, what percentage of monthly unique visitors resulted in a revenue generating event.

The Company respectfully advises the Staff that because the real estate transaction decision-making process is generally complex and can span over an extended period of time, a potential home buyer may visit its marketplace for a number of times and through multiple entry points to browse, search for and compare property information before the successful completion of a transaction. The Company has focused on the number of unique visitors to its marketplace as a whole rather than a single entry point in its operations, and it does not believe the separate disclosure of the number of unique visitors by websites and mobile applications would provide investors with additional meaningful information.

The Company also respectfully advises the Staff that it generally does not charge fees to visitors who use its website or mobile application; instead, substantially all of its revenues come from agents who conduct business on the Company’s marketplace and real estate developers. Therefore, the Company does not find the disclosure of percentage of monthly unique visitors resulting in a revenue generating event applicable in its case.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

13.	Please tell us how you ensure that a user who visits your website and uses a mobile application, or visits your website or uses your mobile applications multiple times is not counted more than once.

The Company respectfully advises the Staff that users are distinguished by unique devices and IP addresses. If a user visits the marketplace with the same device or the same IP address multiple times, these visits are counted as one visit. If a user visits with different devices and different IP addresses, these visits are counted as multiple visits.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Draft Registration Statement.

Intellectual Property, page 112

14.

We note that you own 2 registered patents, 44 registers copyrights, and 211 registered trademarks in China and 9 registered domain names as of the date of the prospectus. Please revise to describe any relevant expiration dates and the importance of each to your business. Refer to Item 4.B.6 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Amendment and Termination, page 153

15.

The description of the ADSs indicates that you may amend or terminate the deposit agreement without consent. Please explain the circumstances under which you may exercise this right, and include corresponding risk factor disclosure.

The Company respectfully advises the Staff that the Company and the depositary may agree to amend the deposit agreement in any way the Company decides is necessary or advantageous to it. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of the business relationship between the Company and the depositary. Subject to the Company’s negotiations with the depositary bank, the terms of an amendment may be disadvantageous to ADS holders, but, in those cases, ADS holders will usually receive 30 days’ advance notice of the amendment, in which time holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

The Company may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the Company decides to list its shares on a non-U.S. securities exchange and determines not to continue to sponsor an ADS facility or when it becomes the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, in which time holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares. The depositary may also terminate the deposit agreement if the depositary has told the Company that it would like to resign, or if the Company has removed the depositary, and in either case the Company has not appointed a new depositary within 90 days. In either such case, the depositary must notify ADS holders at least 30 days before termination.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Revised Draft Registration Statement to include a corresponding risk factor. The Company respectfully advises the Staff that the disclosure is subject to the depositary bank’s review and comments.

Notes to Consolidated Financial Statements

(l) Deposits with real estate developers, page F-16

16.	Please provide us with a more detailed discussion of your Sales Commitment Arrangements. In your response, please address the following:

•

Clarify for us how you account for deposits made with the developer under these arrangements. In this regard, we note that the required deposit varies over the course of the agreement. Explain to us whether the entire deposit is accrued at the time the agreement is executed, or if deposits are recorded as paid.

As explained in our responses to Comment #7 above, the Company has determined that the obligation to pay the entire deposit obligation does not exist at the time the agreement is executed. The amount of deposits that are required to be paid are contingent on the units of unsold properties after the inception of Exclusive Sales Period and would be fully refundable upon the sales of the related properties. In addition, due to the reasons disclosed in Note 2(l) to the Consolidated Financial Statements and the regulatory impediment described in our response to the second part of the Staff’s comment below, the Company has determined, at the inception of contract, that i) it is remote that the developers will request the Company to purchase the unsold properties at the end of the exclusive sales period and ii) the likelihood of losses as estimated by the Company is also remote, which is supported by Company’s historical experience that all deposits have been fully refunded without any losses incurred. Accordingly, as disclosed in Note 2(l) to the Consolidated Financial Statements, the Company recorded the deposits made with the developers under the Sales Commitment Arrangement as advanced. In addition, the recorded deposits are stated net of allowance of doubtful debts under current assets on the Consolidated Balance Sheet. The recoverable amount of the deposits is assessed based on those factors disclosed in note 2(l) to the Consolidated Financial Statements.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

•

Explain to us when you recognize revenue under these arrangements. Your response should include a discussion of how your ongoing obligation to purchase unsold properties impacts the timing of revenue recognition. Cite any relevant accounting literature in your response.

For those contracts with Sales Commitment Arrangement, in respect of each unit of property the Company has identified two promised services from the contract terms, which are sales agency services and underwriting services. Under the sales agency services, the Company undertakes sales and marketing activities to induce the potential home purchasers to visit the sales center of the property and complete the purchase of properties. Under the underwriting services, the Company commits to purchase unsold properties at the Base Transaction Price at the end of Exclusive Sales Period. Notwithstanding the contractual identification, however, the Company is of the view that these two promised services are not separately identifiable and therefore not distinct for the purposes of ASC 606-10, after taking into account the substance of the underwriting undertaking and the highly-interrelated nature of the two promised services.

The Company first evaluates the substance of entering into such arrangement with the real estate developers. As disclosed in note 2(l) to the Consolidated Financial Statements, the real estate developers enter into such arrangement primarily to improve their liquidity through receipt of such deposits and to get potentially higher return when properties are sold at prices higher than Base Transaction Price. Also, as disclosed in the risk factor “we have entered into and may enter into additional agreements with real estate developers to sell primary properties which may expose us to financial and regulatory risks and may adversely affect our financial conditions and results of operation” on page 18 of the Form F-1, certain local government authorities have implemented regulations to prohibit local real estate agencies from entering into cooperation agreements with firm-commitment clauses. Therefore, at the inception of those contracts with Sales Commitment Arrangement, it is the mutual understanding of the Company and real estate developers that it is not feasible to transfer legal ownership for any unsold properties at the end of the Exclusive Sales Period without exposing both parties to undesirable legal and regulatory risks. As a consequence, if there are any unsold properties at the end of the Exclusive Sales Period, it is the customary business practice for the Company and the real estate developers to negotiate an extended sales period. During the years ended December 31, 2016 and 2017, the Company was unable to sell all properties in limited instances within the Exclusive Sales Period but successfully agreed an extended period during which all properties were sold with deposits fully refunded as disclosed in note 2(l) to the Consolidated Financial Statements. Taking into account the legal ownership transfer hindrance as mentioned above, the past experience and the real estate developers’ commercial objective to sell out all properties of their projects with cash back not less than the Base Transaction Price, the Company is of the view that, in the worst case scenarios where the Company could not sell all properties within the Exclusive Sales Period or extended sales period, the real estate developers would lower the Base Transaction Price and request the Company to compensate them with the differences between the Base Transaction Price and the revised lowered price so as to sell out all properties as soon as possible. And given the regulatory risks it is unlikely that the real estate developers will request the Company to take the legal ownership of any unsold properties at the end of the Exclusive Sales Period. In view of the above, the Company is of the view that in substance the Sales Commitment Arrangement and the purchase obligation therein in substance serve to adjust the commission revenue that the Company might otherwise be entitled by providing a mechanism to incentivize the Company when all properties could be sold at Base Transaction Price or at a higher price, and penalize the Company when the properties are not sold at the end of the Exclusive Sales Period or extended sales period or are sold at a price lower than the Base Transaction Price.

In any event, the Company carries out the sales and marketing activities solely for the purpose of selling properties to maximize commission income and minimize the underwriting risk. The two promised services are performed simultaneously with the same set of sales and marketing activities, and the risks of rendering either services are inseparable. From the real estate developers’ perspective, the two services identified in the contract are highly interrelated: the promised service is ultimately to facilitate the sale of the underlying properties.

Accordingly, the Company concludes that for Exclusive Sales Contracts with Sales Commitment Arrangement, in respect of each unit of property there is only one performance obligation, and that the purchase obligation under the Sales Commitment Arrangement is, in substance, a downward adjustment to commission income entitled by the Company and follows ASC 606-10-32-5 through 10-32-14 when assessing how the transaction price and the amount of revenue to be recognized are impacted by the Sales Commitment Arrangement.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

Pursuant to the properties sales contracts with Sales Commitment Arrangement, the Company is entitled to a pre-determined rate of commission income for each unit of property sold during the Exclusive Sales Period when a buyer signs a Properties Sales Agreement and makes the required down payments. However, as analyzed in the preceding paragraphs, there is uncertainty as to whether there will be any unsold properties at the end of the Exclusive Sales Period or any properties sold at a price lower than the Base Transaction Price such that the Company will be requested to effectively refund some of the commission income to the real estate developers by forfeiting part of the deposits. As the consideration for the promised agency and underwriting services can vary for this reason, the Company estimates the amount of consideration to which the Company will be entitled at the inception of the property sales contract with Sales Commitment Arrangement and at each of the financial year end dates of December 31 in accordance with ASC 606-10-32-8. The Company estimates the amount of variable consideration taking into account the potential downward adjustment to commission income relating to the Sales Commitment Arrangement using the expected value method. In making such estimates, the Company considers probabilities for possible outcome based on all available information including historical outcome of similar contracts, historical experiences with real estate developers, prevailing property market environment, forecasted marketability of the specified properties at the Base Transaction Price, availability of agencies resources etc. Based on the results of the assessment, the Company determines that the consideration the Company expects to be entitled under the Sales Commitment Arrangement should be an amount that is based on the pre-determined rate of commission income specified in the property sales contracts. In addition, the Company also considers the guidance in paragraph 606-10-32-11 through 606-10-32-13 on constraining estimates of variable consideration to determine the extent to which the variable consideration estimated above in accordance with ASC 606-10-32-8 can be included in the transaction price. The Company considers the factors in paragraph 606-10-32-12 and determined that 1) it has significant relevant previous experiences in rendering property agency services under Sales Commitment Arrangements; 2) the robust research and analysis performed by the Company about the marketability of the properties under prevailing property market environment supports its estimate, and 3) the uncertainties would generally be resolved within a relatively short period. As disclosed in note 2(l) to the Consolidated Financial Statements, the Company successfully sold out all properties either within the Exclusive Sales Period or during the extended sales period at the Base Transaction Price or at a higher price, with all related deposits fully refunded by real estate developers. Accordingly, despite uncertainties resulting from factors like abrupt property market crash, unexpected announcement of change in PRC related regulations, launch of new properties for sales by other developers in the near location, etc. that are outside the Company’s influence, based on the Company’s prevailing marketing estimates, the Company determines that the likelihood of a downward adjustment to commission income under the Sales Commitment Arrangement is low and the potential magnitude of the revenue reversal that would result from the downward adjustment would not be significant.

Accordingly, the Company determines it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur at the inception of the properties sales contracts and at the year-end dates of December 31, 2016 and 2017 when the uncertainties associated with any downward adjustment to commission income under the Sales Commitment Arrangements is resolved at the end of the Exclusive Sales Period. As the estimated variable consideration, which is the pre-determined rate of commission income as analyzed above, is not constrained, the Company recognizes, as disclosed in note 2(r) to the Consolidated Financial Statements, the pre-determined rate of commission income for each unit of property sold under the Sales Commitment Arrangements when a buyer signs a Properties Sales Agreement and makes the required down payments upon which the control of the promised services is transferred in accordance with the property sales contracts.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

•

Tell us how you determined your collaborative arrangements with funding partners fall within the scope of ASC Topic 808. Your response should include, but not be limited to, a discussion of how you considered the guidance in ASC Topic 808-10-15- 8 through 808-10-15-9.

In assessing the collaborative arrangements with funding partners, the Company considers the guidance under ASC 808 and determines that such arrangement with funding partners meets the the following requirements specified in the ASC 808:

•	They are active participants in the activity (808-10-15-8 through 15-9); and

•	They are exposed to significant risks and rewards dependent on the commercial success of the activity (808-10-15-10 through 15-13).

Active Participation (ASC 808-10-15-8 through 15-9)

As disclosed in note 12(3) to the Consolidated Financial Statements, both the Company and the fund providers have their respective roles and carry out a series of activities for active participation into the property sales activities. The funding partners’ roles are more than providing financial resources.

During the project identification stage, both the Company and the fund providers are involved in analyzing the real estate projects and market environment, carrying out site visiting and due diligence, negotiating sales project arrangement and contract terms in the tripartite cooperation agreement with the developer.

During the sales planning stage, both the Company and the funding partners are involved in determination of the property price. In response to the progress of sales and change of market environment, the Company and the fund providers have regular meeting to decide whether and how the pricing strategy should be changed.

In the sales implentation stage, the Company is responsible to execute the overall sale plan of the project. The Company also manages and directs the agents to facilitate the property transactions. The funding partners continuously monitor the sales results of the project, track the property daily sales record with the Company and discuss with the Company on any change in pricing and sales strategy required throughout the exclusive sales period.

Significant risks and rewards (ASC 808-10-15-10 through 15-13)

As disclosed in note 12(3) to the Consolidated Financial Statements, pursuant to the Collaborative Agreements, the Company is required to share with the fund providers a portion of the Base Commission Income and any Sales Incentive Income earned, based on the agreed profit sharing basis as set out in the Collaborative Agreements. However, the Company does not guarantee them any minimum return and therefore the fund providers are exposed to the risk of the potential downward adjustment to commission income explained in our responses to the preceding Staff’s comment above. Also, there is no limit on the reward that accrues to either the Company or the fund providers. Therefore, both the Company are the fund providers are exposed to significant risks and rewards.

Overall, both the Company and its funding partners have such exposures to variability both in upside and downside scenarios that both are incentivised to actively participate in deciding on the strategic decisions such as the terms of agreements with real estate developers and the formulation and revisions of the sales plan. As the Collaborative Arrangements with funding partners meet above conditions as set out in ASC 808-10-15-8 to 15-13, the Company has concluded the Collaborative Agreements fall within the scope of ASC808.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

(r) Revenue, page F-19

17.

We note that you recognize commission revenue from sales of primary properties and rentals of secondary properties, as well as Sales Incentive Income, when the sales and purchase agreement or rental agreement is ratified and required down payments are made. Please tell us if there are any circumstances in which this entire commission or sales incentive amount may become no longer due in full after this point. For example, would there be any reduction in the full commission or sales incentive amount due to you if the purchaser does not complete the acquisition of the property.

In the PRC real estate market, a property buyer is required to pay a significant down payment, ranging from 10% to 30% of the primary property transaction price, upon signing the sales and purchase agreement. If the transaction is not completed, any down payment is generally forfeited to the developers. More specifically, it is a customary practice in the PRC that the developers would enter into cooperation arrangements with commercial banks to provide pre-arranged mortgage financing to the buyer when the sales and purchase agreements are signed. The Company is not involved in such pre-arranged financing arrangements. For rentals of secondary properties transactions, similar forfeiture terms also exist and commission earned from those transactions are insignificant to the Company’s consolidated financial statements

Accordingly, it is unlikely that a buyer would be unable to complete the purchase due to the failure to obtain mortgage financing and it is also unlikely for the buyer to voluntarily terminate the transaction given the significant penalty that would result from the forfeiture of their deposit.

Under the terms of the contract with the developer, the Company is entitled to the commission upon the signing of the sales and purchase agreement and the buyer making the relevant down payment. The Company has no other promised services or remaining obligation with respect to the property sales transaction once the sales and purchase agreement is signed. While the Company has no stated obligation to refund any commissions should the transactions not be completed, the Company has historically honored the refund requests in limited circumstances for commercial reasons. Accordingly, if the home buyer eventually does not complete the acquisition of properties subsequent to the sales and purchase agreements ratified and required down payment made, it is possible that the Company agrees to a reduction of the commission or sales incentive amount in full or partial amounts under limited circumstances.

In this regard, the Company applies the guidance in paragraphs ASC 606-10-32-2 through 32-27 (including the guidance on constraining estimates of variable consideration in paragraphs ASC 606-10-32-11 through 32-13) to determine the amount of consideration to which the Company expects to be entitled. The Company has estimated expected return rate primarily based on historical data of the property transactions. Subsequently, at the end of each reporting period, the Company updates its assessment of the expected return rate (and thus the amounts for which it expects to be entitled in exchange for the services) and make a corresponding change in the amount of revenue recognized.

The Company has estimated the returns for services delivered using the expected value method. The Company expects this would better predict the amount of consideration to which it will be entitled compared with the ‘most likely amount’ method, taking into account the fact that the Company has a large number of transactions with similar characteristics and all other relevant facts and circumstances.

The Company considers the guidance in paragraphs ASC 606-10-32-11 through 32-12 on constraining estimates of variable consideration to determine the extent to which the estimated amount of variable consideration can be included in the transaction price. The Company considers the factors in paragraph 606-10-32-12 and determines that, among other things, it has significant relevant previous experience with similar types of transactions to support its estimate, and any uncertainties will be resolved within a short time frame which is normally within 30 days (the period of acquisition of the property generally completed). Thus, the Company concludes that including the estimated variable consideration taken into account return in the transaction price is consistent with the guidance in ASC 606-10-32-8 and 32-9, i.e. it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Reversal in the amount of cumulative revenue arising from returns have been insignificant for the years ended December 31, 2016 and 2017.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

18.

Please provide us with a detailed analysis supporting your conclusion that commission income should be recognized on a gross rather than net basis. Your analysis should include a summary of the terms of your contracts with property sellers and agents, and a discussion of the performance obligations contained therein. Reference is made to ASC Topic 606-10-55-36 through 606-10-55-40.

Pursuant to the contract terms entered with the real estate developers, the Company is obliged to render sales and marketing services for the sales of properties owned by the developers in return for commission. As explained in the response to comment #16 above, the Company is of the view that for each apartment unit there is only one performance obligation which is the promised agency services. As the Company’s registered agents are involved in rendering the services to the developers, the Company has followed the guidance in ASC 606-10-55-36 through 606-10-55-40 and determines that it acts as a principal to the services rendered. In coming to this conclusion, the Company has considered, among other things, the key facts as highlighted below and as disclosed in note 2(r) to the Consolidated Financial Statements.

When determining the nature of promised service to the real estate developers under the Properties Sales Agreement, the Company notes that the scope of services is wider than those between the Company and the Agents under the Agent Platform User Agreement and Strategy Cooperation Agreement so the Company is not merely arranging for the real estate developers to obtain agency services from Agents. The Company further determines that it controls the agency services before the services are transferred to real estate developers. This is because it controls a right to a service to be performed by the Agents, which gives the Company the ability to direct those Agents to provide the service to the real estate developers on the Company’s behalf, as explained below.

The Company enters into Strategy Cooperation Agreements with Agents in different cities such that the Company acquires the right to direct these Agents in providing the sales and marketing services promised in the Company’s agreement with real estate developers. Under the Strategy Cooperation Agreement between the Company and the Agents, the Company has legally enforceable rights to direct and organize the agents to facilitate projects sales. In practical terms, this includes the direction of such Agents to follow the Company’s detailed instructions and sales strategies, including updated strategies as and when market conditions change; the direction and monitoring of such Agents such that they provide consistent and quality services to prospective buyers, including guidelines that limit potential misbehaviors of the Agents. Thus, the Company is able to ensure the quality of agency services and sales efficiency as well as to manage the potential risks from the misbehaviors of the Agents during the sales process.

The Company has independent contractual relationships with the real estate developers and the Agents, with the Company negotiating its terms and pricing with real estate developer and the Agents independently of each other and the Company having the discretion to negotiate the margin in between. In particular, the real estate developers have neither any contractual relationship with the Agents, nor any rights to direct the Agents in terms of delivering services – the real estate developers have no general ‘visibility’ over the Company’s agency team. Instead, in order for the real estate developers to determine the amount of commission payable to the Company and to protect the buyers, Agents are identified clearly to both real estate developers and prospective buyers as agents of the Company when they visit the relevant properties. In light of the above, it is the Company that has the primary responsibility for fulfilling the contractual obligations with real estate developers. The Company’s exposure to reputation risks arising from potential misbehaviors of Agents and potential losses under the Company’s Sales Commitment Arrangement with the real estate developers give the Company strong incentives to utilize its rights under the Strategy Cooperation Agreement and establish monitoring systems that monitors and incentivizes the performance of Agents and to re-direct them accordingly as and when the Company’s sales strategies or market conditions change. The Agent does not involve in the price negotiation in the service agreement between the Company and developer. The Company has full discretion as to establish prices of stated services.

The Company directs the Agents to provide the services of facilitating property transactions and controls such services before transferring to the real estate developers. The Company is a principal under this arrangement and the relevant revenue should be recognized on a “gross” basis.

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

Highlights of relevant terms of the contracts with property sellers (developers) and agents

Contracts with property developers: Properties Sales Contracts

The Company’s contractual obligation is to induce home buyers to visit the property sales center or the property developer’s properties, to sign sale and purchase agreements with the property developer, and to pay the down payment. The agreement sets out the following obligations of the Company as follows:

•	Organize the agents through the Company’s platforms to promote the properties and to reach out to potential home buyers with property information

•	Promote the properties through the Company’s platforms and other online and offline channels, including placing of advertisements in public media and on internet.

•	Hold promotional events and place advertisements at the sale centre and the surrounding area of the properties

•	The Company should have onsite staff to assist the developer’s sale staff to coordinate the sales events and promote the properties

•	Pre-determined commission rate to the Company

Contracts with agents: Agent Platform User Agreement and Strategy Cooperation Agreement

These agreements state the obligations of the Agents as below:

•	Proactively get involved in marketing and promotional activities of property projects organized by the Company

•	Strictly follow the Company’s rules in respect of introducing and promoting properties to home buyers and settling commission payments.

•	Penalty for misconduct of behaviors and termination clauses

•	Pre-determined Commission rate to the agents

U.S. Securities and Exchange Commission

FANGDD NETWORK GROUP

March 5, 2019

Exhibit Index, page II-4

19.	If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for our review.

The Company respectfully advises the Staff that although it is not in a position to file the legal and tax opinions with the Revised Draft Registration Statement at this point, draft copies are provided as Exhibits A and B to this letter, respectively.

20.

We note that you intend to file the form of employment agreement for your executive officers as Exhibit 10.3, even though you disclose on page 129 that you have entered into employment agreements with each of your executive officers. Please file complete copies of such executed agreements as exhibits to the registration statement.

The Company acknowledges the Staff’s comment and will file complete copies of all executed employment agreements as exhibits to the registration statement.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, FANGDD NETWORK GROUP LTD
Huaxin Wen, Financial Director, FANGDD NETWORK GROUP LTD
John Fung, Partner, KPMG Huazhen LLP
Joe Cheng, Partner, KPMG Huazhen LLP
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Exhibit A

DRAFT OPINION OF MAPLES AND CALDER REGARDING THE

VALIDITY OF THE ORDINARY SHARES BEING REGISTERED AND

CERTAIN TAX AND OTHER LEGAL MATTERS

FANGDD Network Group Ltd

18/F, Unit B2, Kexing Science Park,

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

[●] 2019

Dear Sirs

FANGDD Network Group Ltd

We have acted as Cayman Islands legal advisers to FANGDD Network Group Ltd (the “Company”) in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended to date relating to the offering by the Company of certain American depositary shares (the “ADSs”) representing the Company’s ordinary shares of US$0.0000001 par value each (the “Shares”).

We are furnishing this opinion as Exhibits 5.1, 8.1 and 23.2 to the Registration Statement.

1	Documents Reviewed

For the purposes of this opinion, we have reviewed only originals, copies or final drafts of the following document:

1.1	The certificate of incorporation of the Company dated [●] issued by the Registrar of Companies in the Cayman Islands.

Exhibit A

1.2	The third amended and restated memorandum and articles of association of the Company as adopted by special resolution on June 30, 2015 (the “Pre-IPO Memorandum and Articles”).

1.3

The fourth amended and restated memorandum and articles of association of the Company as conditionally adopted by a special resolution passed on [●] 2019 and effective immediately prior to the completion of the Company’s initial public offering of the ADSs representing the Shares (the “IPO Memorandum and Articles”).

1.4	The written resolutions of the directors of the Company dated [●] 2019 (the “Directors’ Resolutions”).

1.5	The written resolutions of the shareholders of the Company dated on [●] 2019 (the “Shareholders’ Resolutions”).

1.6	A certificate from a director of the Company, a copy of which is attached hereto (the “Director’s Certificate”).

1.7	A certificate of good standing dated [●] 2019, issued by the Registrar of Companies in the Cayman Islands (the “Certificate of Good Standing”).

1.8	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving these opinions we have relied (without further verification) upon the completeness and accuracy, as of the date of this opinion letter, of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.2	All signatures, initials and seals are genuine.

2.3	There is nothing under any law (other than the law of the Cayman Islands), which would or might affect the opinions set out below.

3	Opinion

Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

Exhibit A

3.2

The authorized share capital of the Company, with effect immediately prior to the completion of the Company’s initial public offering of the ADSs representing the Shares, will be US$[●] divided into [●] ordinary shares of US$0.0000001 par value each.

3.3

The issue and allotment of the Shares have been duly authorized and when allotted, issued and paid for as contemplated in the Registration Statement, the Shares will be legally issued and allotted, fully paid and non-assessable. As a matter of Cayman law, a share is only issued when it has been entered in the register of members (shareholders).

3.4

The statements under the caption “Taxation” in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects and that such statements constitute our opinion.

4	Qualifications

In this opinion the phrase “non-assessable” means, with respect to shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the headings “Enforceability of Civil Liabilities”, “Taxation” and “Legal Matters” and elsewhere in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the Commission thereunder.

Yours faithfully

Maples and Calder (Hong Kong) LLP

Exhibit A

Director’s Certificate

Exhibit B

DRAFT OPINION OF GLOBAL LAW OFFICE REGARDING CERTAIN PRC

TAX AND PRC LAW MATTERS

[●] [●], 2019

[FANGDD Network Group Ltd.]

[18/F, Unit B2, Kexing Science Park, 15 Keyuan Road, Technology Park]

[Nanshan District, Shenzhen]

[People’s Republic of China]

Re: Legal Opinion on Certain PRC Law Matters

Dear Sir/Madam:

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the sole purpose of this legal opinion, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) and as such are qualified to issue this opinion (the “Opinion”) on the laws of the PRC.

We have acted as the PRC legal counsel for FANGDD Network Group Ltd. (the “Company”) solely in connection with (i) the Registration Statement of the Company on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, relating to the offering (the “Offering”) by the Company of certain American Depositary Shares (the “ADSs”), and (ii) the Company’s proposed listing of its ADSs on the [NYSE/NASDAQ].

In rendering this Opinion, we have examined the originals or copies of the documents as we have considered necessary or advisable for the purpose of rendering this Opinion. Where certain facts were not independently established by us, we have relied upon certificates or statements issued or made by relevant governmental authorities in the PRC and appropriate representatives of the Company. In giving this Opinion, we have made the following assumptions.

(a)

that any document submitted to us remains in full force and effect up to the date of this Opinion and has not been revoked, amended, varied, cancelled or superseded by some other document or agreement or action of which we are not aware after due inquiry;

(b)	that all documents submitted to us as originals are authentic and that all documents submitted to us as copies conform to their originals;

(c)

that all documents submitted to us have been duly and validly authorized, executed and delivered by all of the parties thereto other than the PRC Group Companies and such parties to the documents have full legal right, power and authority to enter into, and have duly executed and delivered such documents;

Exhibit B

(d)	that the signatures, seals and chops on the documents submitted to us are genuine;

(e)

that all consents, licenses, permits, approvals, exemptions or authorizations required of or by, and any required registrations or filings with, any governmental agency or regulatory body of any jurisdiction other than the PRC in connection with the documents submitted to us and the Registration Statement have been obtained or made; and;

(f)	that all documents submitted to us are legal, valid, binding and enforceable under all such laws as govern or relate to them, other than PRC laws.

In addition, we have assumed and have not verified the truthfulness, accuracy and completeness as to factual matters of each document we have reviewed.

The following terms as used in this Opinion are defined as follows.

“M&A Rules” means the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, China Securities Regulatory Commission (the “CSRC”) and the SAFE of the PRC on August 8, 2006 and amended on June 22, 2009.

“PRC Group Companies” means, collectively, the PRC companies controlled by the Company as listed on Annex A, and each, a “PRC Group Company”;

“VIE” means Shenzhen Fangdd Network Technology Co., Ltd.;

“VIE Agreements” means the agreements listed in Annex B entered into among the WFOE, the VIE and its shareholders; and;

“WOFE” means Shenzhen Fangdd Information Technology Co., Ltd.

Based on the foregoing and subject to the disclosures contained in the Registration Statement and the qualifications set out below, we are of the opinion that on the date hereof:

1.

Based on our understanding of the relevant PRC laws and regulations, (i)the ownership structures of VIE and WFOE do not result in any violation of PRC laws or regulations currently in effect; (ii) that VIE Agreements governed by PRC laws are valid, binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be of no assurance that the PRC government will ultimately take a view that is consistent with our above-mentioned opinions;

Exhibit B

2.

The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for the purpose of obtaining a stock exchange listing outside of PRC and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on any stock exchange located outside of PRC.

Based on our understanding of current PRC laws, CSRC approval is not required in the context of the Company’s proposed listing of the ADSs on the [NYSE/NASDAQ]. However, there are uncertainties regarding the interpretation and application of the PRC laws, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to our above-mentioned opinions;

3.	The statements set forth in the Registration Statement under the caption “Taxation”, to the extent that they constitute statements of PRC tax laws, are accurate in all material respects.

The foregoing opinions are subject to the following qualifications:

(a)

this Opinion is rendered only with respect to the PRC laws and we have made no investigations in any other jurisdiction and no opinion is expressed or implied as to the laws of any other jurisdiction. PRC laws as used in this Opinion refers to PRC laws publicly available and currently in force as of the date of this Opinion and there is no guarantee that any of such PRC laws will not be changed, amended or revoked in the immediate future or in the longer term with or without retrospective effect. This Opinion is given on the basis of the current laws and practice in the PRC.

(b)

this Opinion is subject to the discretion of any competent governmental agencies in exercising their authority in the PRC in connection with the interpretation, implementation and application of relevant PRC laws.

(c)

this Opinion is, in so far as it relates to the validity, effectiveness and enforceability, subject to (i) any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally; (ii) possible judicial or administrative actions or any laws affecting creditors’ rights generally; (iii) certain equitable, legal or statutory principles affecting the enforceability of contractual rights generally under concepts of public interest, state interest, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation; (iv) any circumstance in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, unlawful, fraudulent, coercionary at the conclusions thereof; (v) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, the waiver of immunity from jurisdiction of any court or from legal process; and (vi) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in connection with the interpretation, implementation and application of relevant laws and regulations in the PRC.

Exhibit B

This Opinion is rendered to you and is intended to be used in the context which is specifically referred to herein. This Opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose other than as required by law or regulation or in connection with the Offering, or relied upon by anyone else.

We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

Global Law Office

Exhibit B

Annex A

List of PRC Group Companies

1.	Shenzhen Fangdd Information Technology Co., Limited (“深圳市房多多信息技术有限公司” in Chinese)

2.	Shanghai Fangdd Information Technology Co., Limited (“上海房多多信息科技有限公司” in Chinese)

3.	Shanghai Fangdd Software Technology Co., Limited (“上海房多多软件科技有限公司” in Chinese)

4.	Shenzhen Fangdd Network Technology Co., Limited (“深圳市房多多网络科技有限公司” in Chinese)

5.	Shanghai Fanghaoduo Network Technology Co., Limited (“上海房好多网络科技有限公司” in Chinese)

6.	Guangzhou Fangmanman Network Technology Co., Limited (“广州市房满满网络科技有限公司” in Chinese)

7.	Shenzhen Haofanghui Network Technology Co., Limited (“深圳市好房汇网络科技有限公司” in Chinese)

8.	Nanjing Fanghaoduo Network Technology Co., Limited (“南京房好多网络科技有限公司” in Chinese)

9.	Hangzhou Haofanghui Network Technology Co., Limited (“杭州好房汇网络科技有限公司” in Chinese)

10.	Suzhou Fanghaoduo Network Technology Co., Limited (“苏州房好多网络科技有限公司” in Chinese)

11.	Shenzhen Huijiazhu Asset Management Co., Limited (“深圳市回家住资产管理有限责任公司” in Chinese)

12.	Shanghai Nuancheng Network Technology Co., Limited (“上海暖城网络科技有限公司” in Chinese)

13.	Shenzhen Qianhai Duoduojia Finance Service Co., Limited (“深圳前海多多家金融服务有限公司” in Chinese)

14.	Shenzhen Fangdd Internet Finance Service Co., Limited (“深圳市房多多互联网金融服务有限公司” in Chinese)

15.	Wuhu Fangrong Network Small Loan Co., Limited (“芜湖房融网络小额贷款有限公司” in Chinese)

16.	Shanghai Fangdd Network Technology Co., Limited (“上海房多多网络科技有限公司” in Chinese)

17.	Jiaxing Nuancheng Real Estate Marketing Planning Co., Limited (“嘉兴暖城房产营销策划有限公司” in Chinese)

18.	Shanghai Fangdiantong Network Technology Co., Limited (“上海房点通网络科技有限公司” in Chinese)

19.	Shanghai Fangdd Internet Technology Co., Limited (“上海房多多互联网科技有限公司” in Chinese)

20.	Nanjing Fangdd Network Technology Co., Limited (“南京房多多网络科技有限公司” in Chinese)

Exhibit B

21.	Xi’an Fangdd Network Technology Co., Limited (“西安房多多网络科技有限公司” in Chinese)

22.	Hainan Fangleduo Network Technology Co., Limited (“海南房乐多网络科技有限公司” in Chinese)

23.	Kunming Fangdd Real Estate Agent Co., Limited (“昆明房多多房地产经纪有限公司” in Chinese)

Exhibit B

Annex B

List of VIE Agreements

1.	Restated Business Operation Agreement entered into by WFOE, VIE and its shareholders in June 2017;

2.

Exclusive Option Agreements and their supplemental agreements entered into by WFOE, VIE and Yi Duan, Jiancheng Li, Li Zhou, Jiaorong Pan, Wentao Bai and Ying Lu respectively in March 2014; and the Exclusive Option Agreement entered into by WFOE, VIE and Xi Zeng, Wei Zhang, Jingjing Huang respectively in December 2017;

3.

Equity Interest Pledge Agreements and their supplemental agreements entered into by WFOE, VIE and Yi Duan, Jiancheng Li, Li Zhou, Jiaorong Pan, Wentao Bai and Ying Lu respectively in March 2014 and in 2018; Equity Interest Pledge Agreements entered into by WFOE, VIE and Xi Zeng, Wei Zhang, Jingjing Huang respectively in December 2017;

4.	Powers of Attorney issued by Yi Duan, Jiancheng Li, Li Zhou, Jiaorong Pan, Wentao Bai and Ying Lu respectively in March 2014 and by Xi Zeng, Wei Zhang, Jingjing Huang respectively in December 2017